Garpa Resources, Inc.
5411 Calderwood Crescent
Richmond, British Columbia
Canada, V7C 3G2

Tel: (604) 681-0209
Fax: (604) 687-4670

December 19, 2005

VIA FAX (202) 772-9206 and EDGAR

United States
Securities and Exchange Commission
SEC Office of Small Business
100 F Street, NE
MAIL STOP 3561
Washington, DC 20549
USA

Re: Garpa Resources, Inc.
File No. 333-129841
Response to Comment Letter of December 12, 2005

Ladies and Gentlemen:

We are in receipt of your comment letter dated December 12, 2005. We have reviewed your two comments and believe that we do not need to amend our SB-2/A No.1 submitted to you on November 22, 2005. Below we have stated our response to your comments indicating our opinion why an amendment is not required.

  We note your disclosure on page F-43 that your functional currency is the United States dollar. Please tell us how you made this determination, given that your operations are based in Canada. Tell us how you evaluated the specific guidance in paragraphs 5-10 and Appendix A of FAS 52 to determine your functional currency.

Our functional currency has been determined by us to be the United States dollar under SFAS 52 “Foreign Currency Translation” for the following reasons:

  Our current and future financings are and will be in United States dollars;

  We maintain our cash holdings in United States dollars only;

  Any potential sales of gold recovered from our mining claims will be undertaken in United States dollars;

  Our administrative expenses are undertaken in United States dollars;

  All cash flows are generated in United States dollars; and

  Our mining claims are located in Canada, and to date SJ Geophysics of Delta, British Columbia, Canada has invoiced only in United States dollars.

    Revise the financial statements, as appropriate, to provide the information required by paragraphs 30-32 of FAS 52, or tell us why you believe that no revisions are required.

  We have not incurred any foreign currency transaction gains or losses for the period ended August 31, 2004 or for 2005. All funds raised and expended are in United States dollars. As the functional currency has been determined to be the United States dollar, there are no foreign currency translation gains or losses for the period ended August 31, 2004 or for 2005. Therefore, we believe that no revisions to the financial statements are required.

  We hereby acknowledge that:

    We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

  If you have any questions please don't hesitate to contact our securities lawyer Joseph I. Emas at (305) 531-1174.

  Yours truly,

  Garpa Resources, Inc.

  Per:

  /s/ Gary Schellenberg

  Gary Schellenberg
  President